Sit Minnesota Tax-Free Income Fund

Objective

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

Investment Strategies

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from regular federal income tax and Minnesota regular personal income tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less that 80%) of its net assets in such tax-exempt municipal securities.

√ **Long-Tenured Managers**

√ **Double tax-exempt income***

√ **Strong risk-adjusted returns**

*Income is exempt from regular federal income tax and Minnesota regular personal income tax. Some income earned by the Fund may be treated as a tax preference item that is included in alternative minimum taxable income for certain investors.

Symbol: SMTFX
CUSIP: 82979K-10-0

Fund Details

Investment Style: Intermediate Municipal

Inception Date: 12/1/93

Minimum Investment: $5,000

Expense Ratio: 0.80%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Michael C. Brilley
Debra A. Sit, CFA
Paul A. Jungquist, CPA, CFA

As of 3/31/07

Total Net Assets: $288.9 Million

30-Day SEC Yield:	4.34%	Average Maturity:	14.3 Years
Tax Equivalent Yield:	7.25%(1)	Duration to Estimated Avg. Life:	4.2 Years(3)
12-Month Distribution Rate:	4.17%(2)	Implied Duration:	4.9 Years(3)

	Sit MN Tax-Free Income Fund Average Annual Total Return (%)					
	Three Month**	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit MN Tax-Free Income	0.84	5.17	4.10	4.88	4.89	5.18
Lehman 5-Year Municipal Bond Index	0.93	4.28	2.22	4.12	4.79	4.77

**Annualized returns not available for 3-month period.

Quality Ratings	
AAA	21.6%
AA	8.1
A	11.0
BBB	14.9
Less Than BBB	2.5
Not Rated	36.8
Other Assets and Liabilities	5.1

Portfolio Sector Allocation	
Hospital/Health Care	22.2%
MF Mortgage	22.0
Education/Student Loan	9.4
Other Rev.	8.9
Insured	8.6
ETM/PRE-REF	6.6
Indust./Pollution	5.4
Sectors Less Than 5%	11.8
Cash Equivalents	5.1

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman 5-Year Municipal Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds

800-332-5580 www.sitfunds.com

(1) For individuals in the 35.0% federal tax bracket. (Assumes the maximum Minnesota tax bracket of 7.85%).
(2) Based on the last 12 monthly distributions of net investment income and average NAV as of 3/31/07.
(3) Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.